Exhibit 99.1

FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.

Email: info@LBIX.com

LEADING BRANDS, INC.

Announces Resolution of Temporary Non-Compliance with Nasdaq’s Audit Committee Composition Rule

Vancouver, Canada, July 16, 2018, Leading Brands, Inc. (NASDAQ: LBIX) (the “Company”) today, announced that on July 12, 2018, the Company received a letter from the Nasdaq Listing Qualifications Staff (the “Staff”), regarding the Company’s recent temporary failure to comply with Nasdaq’s audit committee composition requirement set forth in Nasdaq Listing Rule 5605(c)(2), which requires, among other things, that each member of a company’s audit committee meet the criteria for independence set forth in Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended.

On May 24, 2018, the Board of Directors of the Company appointed the Company’s Chief Executive Officer, President and Chairman, Ralph D. McRae, to the audit committee in response to the passing of the Company’s former audit committee member, Mr. Stephen Fane, on November 10, 2017. Pursuant to Canadian securities laws, there is an exemption from the independence requirements for the composition of a company’s audit committee when filling a vacancy resulting from the death of an audit committee member. However, as Mr. McRae is an executive officer he does not meet the criteria for independence set forth in SEC Rule 10A-3(b)(1), and is not eligible to sit on the audit committee under the Nasdaq Listing Rules.

On July 9, 2018, Mr. McRae resigned from the audit committee, and therefore the Company has regained compliance with the rules. As a result, the Company was advised by the Staff that it considers this matter closed.

Ralph D. McRae

Ralph D. McRae

Chairman & CEO